Exhibit 99.1

Leju Reports First Half Year 2020 Results

BEIJING, August 20, 2020 — Leju Holdings Limited (“Leju” or the “Company”) (NYSE: LEJU), a leading online-to-offline (“O2O”) real estate services provider in China, today announced its unaudited financial results for the six months ended June 30, 2020.

First Half 2020 Financial Highlights

•                      Total revenues were $279.7 million, relatively flat compared to $280.4 million for the same period of 2019.

•                      Revenues from e-commerce services decreased by 2% year-on-year to $205.4 million.

•                      Revenues from online advertising services increased by 5% year-on-year to $73.9 million.

•                      Income from operations was $1.2 million, compared to a loss from operations of $7.1 million for the same period of 2019.

•                      Non-GAAP(1) income from operations was $8.3 million, compared to $0.4 million for the same period of 2019.

•                      Net income attributable to Leju Holdings Limited shareholders was $1.5 million, or $0.01 per diluted American depositary share (“ADS”), compared to a net loss attributable to Leju Holdings Limited shareholders of $4.1 million, or $0.03 loss per diluted ADS, for the same period of 2019.

•                      Non-GAAP net income attributable to Leju Holdings Limited shareholders was $7.2 million, or $0.05 per diluted ADS, an increase of 306% from $1.8 million, or $0.01 per diluted ADS, for the same period of 2019.

“Against the background of the Covid-19 pandemic, Leju delivered solid results for the first half of 2020 with steady revenue and increased profit,” said Mr. Geoffrey He, Leju’s Chief Executive Officer. “Due to the impact of the pandemic, we have seen strong interest in Leju’s innovative offerings as real estate developers increasingly value and utilize online marketing services amidst the challenging market environment. In addition, we recently announced an exclusive strategic cooperation with Suning, which will further strengthen the development of an online closed-loop transaction model through the combination of vertical platforms and professional e-commerce platforms. Meanwhile, we recently announced a strategic cooperation between E-House (China) Enterprise Holdings Limited, Alibaba Group Holding Limited and Leju to build an online real estate marketing and transaction platform. Leju will become the service provider for digital marketing and operation on the platform, which will greatly enhance the company’s core value and expand its business scale in the future.”

“Looking to the second half of this year, through our in-depth cooperation with Alibaba and Suning, Leju will further improve our platform, continuously expand our market reach and product innovation, and provide leading online integrated marketing solutions for the property industry. We will also further optimize our operations and management and improve operational efficiency to ensure the healthy and sustainable development of the company.”

(1)    Leju uses in this press release the following non-GAAP financial measures: (1) income (loss) from operations, (2) net income (loss), (3) net income (loss) attributable to Leju shareholders, (4) net income (loss) attributable to Leju shareholders per basic ADS, and (5) net income (loss) attributable to Leju shareholders per diluted ADS, each of which excludes share-based compensation expense, amortization of intangible assets resulting from business acquisitions, and income tax impact on the share-based compensation expense and amortization of intangible assets resulting from business combinations. See “About Non-GAAP Financial Measures” and “Unaudited Reconciliation of GAAP and Non-GAAP Results” below for more information about the non-GAAP financial measures included in this press release.

First Half 2020 Results

Total revenues were $279.7 million, relatively flat compared to $280.4 million for the same period of 2019. Total revenues demonstrated in RMB were RMB1,973.7 million, an increase of 4% from RMB1,906.9 million for the same period of 2019.

Revenues from e-commerce services were $205.4 million, a slight decrease of 2% from $209.2 million for the same period of 2019, mainly due to devaluation of the RMB. Revenues from e-commerce services demonstrated in RMB were RMB1,449.7 million, an increase of 2% from RMB1,422.8 million for the same period of 2019, primarily due to an increase  in the number of discount coupons redeemed, partially offset by a decrease in the average price per discount coupon redeemed.

Revenues from online advertising services were $73.9 million, an increase of 5% from $70.3 million for the same period of 2019, primarily due to an increase in property developers’ demand for online advertising.

Revenues from listing services were $0.3 million, a decrease of 60% from $0.9 million for the same period of 2019, primarily due to a decrease in secondary real estate brokers’ demand.

Cost of revenues was $41.1 million, a decrease of 2% from $41.8 million for the same period of 2019, primarily due to decreased editorial personnel related costs, partially offset by increased cost of advertising resources purchased from media platforms.

Selling, general and administrative expenses were $237.7 million, a decrease of 3% from $246.0 million for the same period of 2019, primarily due to decreased expenses related to the Company’s e-commerce business.

Income from operations was $1.2 million, compared to loss from operations of $7.1 million for the same period of 2019. Non-GAAP income from operations was $8.3 million, compared to $0.4 million for the same period of 2019.

Net income was $1.9 million, compared to net loss of $3.9 million for the same period of 2019. Non-GAAP net income was $7.6 million, an increase of 284% from $2.0 million for the same period of 2019.

Net income attributable to Leju Holdings Limited shareholders was $1.5 million, or $0.01 per diluted ADS, compared to net loss attributable to Leju Holdings Limited shareholders of $4.1 million, or $0.03 loss per diluted ADS, for the same period of 2019. Non-GAAP net income attributable to Leju Holdings Limited shareholders was $7.2 million, or $0.05 per diluted ADS, an increase of 306% from $1.8 million, or $0.01 per diluted ADS, for the same period of 2019.

Cash Flow

As of June 30, 2020, the Company’s cash and cash equivalents and restricted cash balance was $258.2 million.

First half 2020 net cash provided by operating activities was $101.1 million, primarily comprised of non-GAAP net income of $7.6 million, an increase in advance from customer of $70.7 million, an increase in amounts due to related parties of $49.7 million and a decrease in customer deposits of $31.1million, partially offset by an increase in accounts receivable and contract assets of $47.0 million and a decrease in other payables of $23.7 million.

Business Outlook

The Company estimates that its total revenues for the second half of 2020 will be approximately $480 million to $500 million, which would represent an increase of approximately 16% to 21% from $412.2 million in the same period of 2019. This forecast reflects the Company’s current and preliminary view, which is subject to change.

Board of Directors Changes

The Company also announced that Mr. Martin Chi Ping Lau has resigned as a director of the Company’s Board of Directors (the “Board”). The Board has appointed Ms. Juhong Chen as the new director to replace Mr. Lau, effective August 18, 2020.

Ms. Juhong Chen currently serves as a Vice President of Tencent. She joined Tencent in 2006 as the editor-in-chief of QQ.com and general manager of its integrated information departments. In 2014, Ms. Chen was promoted to Vice President of Tencent responsible for QQ.com, Tencent News, Tencent Sports and other businesses. Ms. Chen holds a Bachelor’s degree of Arts from Wuhan University with a major in journalism.

“We would like to express our sincere gratitude to Mr. Martin Chi Ping Lau for his dedication and valuable contributions over the past few years,” said Mr. Xin Zhou, Leju’s Executive Chairman. “We also look forward to working with Ms. Juhong Chen. We believe she is a great addition to our board of directors, and we are confident that Leju will benefit from her experience and contributions. “

Conference Call Information

Leju’s management will host an earnings conference call on August 20, 2020 at 7 a.m. U.S. Eastern Time (7 p.m. Beijing/Hong Kong time).

Please register in advance of the conference using the link provided below and dial in 10 minutes prior to the call, using participant dial-in numbers, Direct Event passcode and unique registrant ID which would be provided upon registering. You will be automatically linked to the live call after completion of this process, unless required to provide the conference ID below due to regional restrictions.

PRE-REGISTER LINK: http://apac.directeventreg.com/registration/event/6956248

CONFERENCE ID: 6956248

A replay of the conference call may be accessed by phone at the following number until August 28, 2020:

U.S./International:	+1-855-452-5696
Hong Kong:	800-963-117
Mainland China:	400-632-2162
Passcode:	6956248

Additionally, a live and archived webcast will be available at http://ir.leju.com.

About Leju

Leju Holdings Limited (“Leju”) (NYSE: LEJU) is a leading e-commerce and online media platform for real estate and home furnishing industries in China, offering real estate e-commerce, online advertising and online listing services. Leju’s integrated online platform comprises various mobile applications along with local websites covering more than 380 cities, enhanced by complementary offline services to facilitate residential property transactions. In addition to the Company’s own websites, Leju operates the real estate and home furnishing websites of SINA Corporation, and maintains a strategic partnership with Tencent Holdings Limited. For more information about Leju, please visit http://ir.leju.com.

Safe Harbor: Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Leju may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Leju’s beliefs and expectations, are forward-looking statements that involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements. Such factors include, but are not limited to, fluctuations in China’s real estate market; the highly regulated nature of, and government measures affecting, the real estate and internet industries in China; Leju’s ability to compete successfully against current and future competitors; its ability to continue to develop and expand its content, service offerings and features, and to develop or incorporate the technologies that support them; its limited operating history and lack of experience as a stand-alone public company, given its carve-out from E-House and prior reliance on E-House for various corporate services; its reliance on SINA and others with which it has developed, or may develop in the future, strategic partnerships; substantial revenue contribution from a limited number of real estate markets; complexities resulting from its ongoing relationships with E-House, due to E-House’s status as a principal shareholder of Leju; and relevant government policies and regulations relating to the corporate structure, business and industry of Leju. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and the Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Leju’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Leju uses in this press release the following non-GAAP financial measures: (1) income (loss) from operations, (2) net income (loss), (3) net income (loss) attributable to Leju shareholders, (4) net income (loss) attributable to Leju shareholders per basic ADS, and (5) net income (loss) attributable to Leju shareholders per diluted ADS, each of which excludes share-based compensation expense, amortization of intangible assets resulting from business acquisitions, and income tax impact on the share-based compensation expense and amortization of intangible assets resulting from business combinations. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

Leju believes that these non-GAAP financial measures provide meaningful supplemental information to investors regarding its operating performance by excluding share-based compensation expense and amortization of intangible assets resulting from business acquisitions, which may not be indicative of Leju’s operating performance. These non-GAAP financial measures also facilitate management’s internal comparisons to Leju’s historical performance and assist its financial and operational decision making. A limitation of using these non-GAAP financial measures is that share-based compensation expense and amortization of intangible assets resulting from business acquisitions may continue to exist in Leju’s business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables provide more details on the reconciliation between non-GAAP financial measures and their most comparable GAAP financial measures.

For investor and media inquiries please contact:

Ms. Christina Wu

Leju Holdings Limited

Phone: +86 (10) 5895-1062

E-mail: ir@leju.com

Philip Lisio

Foote Group

Phone: +86 135-0116-6560

E-mail: phil@thefootegroup.com

LEJU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars)

	December 31,	June 30,
	2019	2020
ASSETS
Current assets
Cash and cash equivalents	159,012	254,175
Restricted cash	—	3,997
Accounts receivable, net	147,638	190,416
Contract assets	830	1,659
Marketable securities	3,438	3,504
Prepaid expenses and other current assets	5,436	5,177
Customer deposits	57,174	26,075
Amounts due from related parties	9,673	1,400
Total current assets	383,201	486,403
Property and equipment, net	18,108	16,241
Intangible assets, net	45,581	39,619
Right-of-use assets	26,776	25,721
Investment in affiliates	53	30
Deferred tax assets	49,311	48,591
Other non-current assets	1,450	1,385
Total assets	524,480	617,990

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	1,523	5,472
Accrued payroll and welfare expenses	32,787	26,498
Income tax payable	56,691	56,520
Other tax payable	20,056	20,759
Amounts due to related parties	4,407	54,100
Advances from customers	34,246	104,896
Lease liabilities, current	5,189	5,521
Accrued marketing and advertising expenses	49,830	35,544
Other current liabilities	32,784	23,298
Total current liabilities	237,513	332,608
Lease liabilities, non-current	22,866	21,491
Deferred tax liabilities	11,742	11,570
Total liabilities	272,121	365,669
Shareholders’ Equity
Ordinary shares ($0.001 par value): 1,000,000,000 shares authorized, 135,812,719 and 135,973,615 shares issued and outstanding, as of December 31, 2019 and June 30, 2020, respectively	136	136
Additional paid-in capital	796,192	797,294
Accumulated deficit	(517,303)	(515,811)
Subscription receivables	—	(20)
Accumulated other comprehensive loss	(23,624)	(26,934)
Total Leju Holdings Limited shareholders’ equity	255,401	254,665
Non-controlling interests	(3,042)	(2,344)
Total equity	252,359	252,321
TOTAL LIABILITIES AND EQUITY	524,480	617,990

LEJU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share data and per share data)

	Six months ended
	June 30,
	2019	2020
Revenues
E-commerce	209,214	205,448
Online advertising	70,332	73,929
Listing	852	339
Total net revenues	280,398	279,716
Cost of revenues	(41,831)	(41,138)
Selling, general and administrative expenses	(246,017)	(237,670)
Other operating income, net	368	245
Income (loss) from operations	(7,082)	1,153
Interest income, net	585	699
Other income, net	1,293	713
Income (loss) before taxes and loss from equity in affiliates	(5,204)	2,565
Income tax benefits/(expenses)	1,307	(618)
Income (loss) before loss from equity in affiliates	(3,897)	1,947
Loss from equity in affiliates	(26)	(22)
Net income (loss)	(3,923)	1,925
Less: net income attributable to non-controlling interests	216	433
Income (loss) attributable to Leju Holdings Limited shareholders	(4,139)	1,492

Earnings (loss) per ADS:
Basic	(0.03)	0.01
Diluted	(0.03)	0.01
Shares used in computation of earnings (loss) per ADS:
Basic	135,763,962	135,891,617
Diluted	135,763,962	136,039,569

The conversion of Renminbi (“RMB”) amounts into reporting currency USD amounts is based on the rate of USD1 = RMB7.0795 on June 30, 2020 and USD1 = RMB7.0562 for the six months ended June 30, 2020

LEJU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS

(In thousands of U.S. dollars)

	Six months ended
	June 30,
	2019	2020

Net income (loss)	(3,923)	1,925
Other comprehensive loss, net of tax of nil
Foreign currency translation adjustment	(471)	(3,279)

Comprehensive loss	(4,394)	(1,354)

Less: Comprehensive income attributable to non-controlling interest	216	464

Comprehensive loss attributable to Leju Holdings Limited shareholders	(4,610)	(1,818)

LEJU HOLDINGS LIMITED

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In thousands of U.S. dollars, except share data and per ADS data)

	Six months ended
	June 30,
	2019	2020

GAAP income (loss) from operations	(7,082)	1,153
Share-based compensation expense	1,171	1,236
Amortization of intangible assets resulting from business acquisitions	6,306	5,901
Non-GAAP income from operations	395	8,290

GAAP net income (loss)	(3,923)	1,925
Share-based compensation expense	1,171	1,236
Amortization of intangible assets resulting from business acquisitions	6,306	5,901
Income tax benefit:
Current	—	—
Deferred(2)	(1,576)	(1,476)
Non-GAAP net income	1,978	7,586

Net income (loss) attributable to Leju Holdings Limited shareholders	(4,139)	1,492
Share-based compensation expense (net of non-controlling interests)	1,171	1,236
Amortization of intangible assets resulting from business acquisitions (net of non-controlling interests)	6,306	5,901
Income tax benefit:
Current	—	—
Deferred	(1,576)	(1,476)
Non-GAAP net income attributable to Leju Holdings Limited shareholders	1,762	7,153

GAAP net income (loss) per ADS — basic	(0.03)	0.01

GAAP net income (loss) per ADS — diluted	(0.03)	0.01

Non-GAAP net income per ADS — basic	0.01	0.05

Non-GAAP net income per ADS — diluted	0.01	0.05

Shares used in calculating basic GAAP/non-GAAP net income (loss) attributable to shareholders per ADS	135,763,962	135,891,617

Shares used in calculating diluted GAAP net income (loss) attributable to Leju Holdings Limited shareholders per ADS	135,763,962	136,039,569

Shares used in calculating diluted non-GAAP net income attributable to Leju Holdings Limited shareholders per ADS	135,766,869	136,039,569

(2) Amount represents the realization of deferred tax liabilities recognized for the temporary difference between the tax basis of intangible assets recognized from acquisitions and their reported amounts in the financial statements. The income tax impact on the share-based compensation expense is nil.

LEJU HOLDINGS LIMITED

SELECTED OPERATING DATA

	Six months ended
	June 30,
	2019	2020
Operating data for e-commerce services
Number of discount coupons issued to prospective purchasers (number of transactions)	94,369	94,215
Number of discount coupons redeemed (number of transactions)	55,794	67,268